Exhibit 99.29

Protech Home Medical Announces DATE AND TIME

FOR Q2 2020 CONFERENCE CALL and audio webcast

Cincinnati, Ohio – May 7, 2020 – Protech Home Medical Corp. (the “Company”) (TSXV: PTQ), a healthcare services company with operations in the U.S., today announced that it will host its Q2 2020 earnings conference call and audio webcast on Wednesday, May 20, 2020 at 10:00 a.m. (EDT).

Conference Call Details:

Wednesday, May 20, 2020 at 10:00 a.m. (EDT).

Canada/US Toll Free:	1 (800) 319 4610
International:	1 (604) 638 5340

Audio Webcast Details:

The live audio webcast can be found on the investor section of the Company’s website through the following link:

https://www.protechhomemedical.com/conference_calls.php#

“I am very pleased to offer current and future interested participants an audio webcast option, along with the standard telephone dial-in for our Q2 2020 earnings call and subsequent quarters,” said CEO and Chairman Greg Crawford. “We continue to look for ways to enhance shareholder engagement and believe this option will create greater accessibility to our quarterly earnings calls.”

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Investor Relations

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com